UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Terran Orbital Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

88105P103
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Tailwind Two Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Philip Krim
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 36,665
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 36,665
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,665
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.03%(1)
12.	Type of Reporting Person (See Instructions) IN

(1) Calculated based on 142,381,222 shares of Common Stock outstanding as of November 2, 2022, as disclosed in the Issuer’s Form 10-Q filed November 10, 2022.

Explanatory Note:	This Amendment No. 1 is filed to amend and restate the initial statement on Schedule 13G filed by the Reporting Person with the Securities and Exchange Commission on February 8, 2022, for the issuer Tailwind Two Acquisition Corp. (the “Original Schedule 13G” and, as amended herein, the Schedule 13G).
Item 1(a).	Name of Issuer
Terran Orbital Corporation (the “Issuer”)
Item 1(b).	Address of the Issuer’s Principal Executive Offices
6800 Broken Sound Parkway, Suite 200 Boca Raton, FL 33487
Item 2(a).	Names of Person Filing
This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Tailwind Two Sponsor LLC (ii) Philip Krim
Item 2(b).	Address of the Principal Business Office, or if none, Residence:
150 Greenwich Street, 29th Floor, New York, NY 10006
Item 2(c).	Citizenship
See responses to Item 4 on each cover page.
Item 2(d).	Title of Class of Securities
Common Stock, par value $0.0001
Item 2(e).	CUSIP Number
88105P103
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
Not Applicable.

Item 4.

Ownership

(a)          Amount beneficially owned:

See response to Item 9 on the cover page.

(b)           Percent of Class:

See response to Item 11 on the cover page.

(c)                 Number of shares as to which the Reporting Person has:

(i)            Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)          Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)         Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)          Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

Mr. Philip Krim controls Tailwind Two Sponsor LLC (“Sponsor”) and, as such, shares voting and investment discretion with respect to the securities held by Tailwind Two Sponsor LLC and may be deemed to have beneficial ownership of such securities. This statement shall not be construed as an admission that any Reporting Person is the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒
Item 6.	Ownership of Five Percent or Less of a Class
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2023

Tailwind Two Sponsor LLC

By:	/s/ Philip Krim
Name:	Philip Krim
Title:	Authorized Signatory

/s/ Philip Krim
Philip Krim